Exhibit 99.1

MiX Telematics Announces Financial Results for First Quarter of Fiscal Year 2017

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.7838 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2016.

First Quarter Highlights:

  Subscription revenue of R306 million ($21 million), grew 13% year over year
  Subscribers increased by 10% year over year, bringing the total to 578,000 subscribers at June 30, 2016
  Operating profit of R23 million ($2 million), representing a 6% margin
  Adjusted EBITDA of R60 million ($4 million), representing a 16% Adjusted EBITDA margin
  Company maintains guidance for Subscription revenue, Total revenue and Adjusted EBITDA for the full 2017 fiscal year which ends March 31, 2017

MIDRAND, South Africa--(BUSINESS WIRE)--August 4, 2016--MiX Telematics Limited (NYSE:MIXT, JSE:MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), today announced financial results for its first quarter of fiscal year 2017, which ended June 30, 2016.

“We sustained double digit revenue growth within our guidance range, double digit Adjusted EBITDA margins and solid operating cash flow in the first quarter of fiscal year 2017. I am proud of our ability to grow profitably in challenging times, but was disappointed to see continued deterioration in the energy sector, currency headwinds muting our revenue and new uncertainty from Brexit in the quarter,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “We haven't got off to the start we were hoping for, but it is early in the fiscal year and we remain focused on catching up and achieving our full year targets.” Joselowitz continued, “We are pleased with the result of the general meeting of the shareholders of the Company earlier this week approving our repurchase of all the MiX Telematics ordinary shares held by Imperial Corporate Services, by way of a special resolution. The transaction is expected to close at the end of August. At the time we announced our intent to do the buyback, we noted that we could see no better acquisition opportunity than investing in our own business, so we are indeed gratified with the outcome.”

Financial performance for the three months ended June 30, 2016

Subscription revenue: Subscription revenue was R306.2 million ($20.7 million), an increase of 12.7% compared with R271.8 million ($18.4 million) for the first quarter of fiscal year 2016. Subscription revenue benefited from an increase of over 54,000 subscribers, which resulted in an increase in subscribers of 10.4% from June 2015 to June 2016.

Total revenue: Total revenue was R379.1 million ($25.6 million), an increase of 10.2% compared to R344.1 million ($23.3 million) for the first quarter of fiscal year 2016. Hardware and other revenue was R72.9 million ($4.9 million), an increase of 0.8% compared to R72.3 million ($4.9 million) for the first quarter of fiscal year 2016.

Gross margin: Gross profit was R255.8 million ($17.3 million), as compared to R241.9 million ($16.4 million) for the first quarter of fiscal year 2016. Gross profit margin was 67.5%, compared to 70.3% for the first quarter of fiscal year 2016. Infrastructure costs have increased due to the Company commencing its transition from legacy data centers, where we traditionally co-located using our own equipment, towards cloud-based infrastructure and services. This accounts for approximately half of the decline on our gross profit margin. This move provides benefits to customers and the Company alike in the form of improved up-times, service and redundancy. The investment has also enabled us to start rolling out the first phases of our new highly scalable, cloud-based back-end platform, called MiX Lightning, which is designed to support the anticipated growth in our subscriber base. The remaining decline is as a result of lower margins on hardware and other revenue in the first quarter of fiscal year 2017, primarily as a result of a change in product mix.

Operating margin: Operating profit was R22.9 million ($1.5 million), compared to R32.6 million ($2.2 million) for the first quarter of fiscal year 2016. Operating margin was 6.0%, compared to 9.5% for the first quarter of fiscal year 2016. 2.8% of the decline relates to the margin contraction described above and the balance relates to an increase in operating expenses primarily as a result of a weaker South African Rand and inflation, mainly in South Africa.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R60.4 million ($4.1 million) compared to R65.1 million ($4.4 million) for the first quarter of fiscal year 2016. Adjusted EBITDA margin, a non-IFRS measure, for the first quarter of fiscal year 2017 was 15.9%, compared to 18.9% for the first quarter of fiscal year 2016.

Profit for the period and earnings per share: Profit for the period was R31.9 million ($2.2 million), compared to R31.1 million ($2.1 million) for the first quarter of fiscal year 2016. Profit for the period includes a net foreign exchange gain of R19.9 million ($1.3 million) before tax primarily relating to U.S. Dollar IPO proceeds which are sensitive to R:$ exchange rate movements. During May 2016, $30.4 million of the U.S. Dollar IPO proceeds was converted to R474.0 million at an exchange rate of R15.5900 to the U.S. Dollar in anticipation of the specific repurchase of shares from a related party which is discussed in note 11 of the accompanying financial results. This will reduce the impact of foreign exchange gains or losses from the IPO proceeds in future reporting periods. Earnings per diluted ordinary share were 4 South African cents, which is consistent with the first quarter of fiscal year 2016. For the first quarter of fiscal year 2017, the calculation was based on diluted weighted average ordinary shares in issue of 763.5 million compared to 803.7 million diluted weighted average ordinary shares in issue during the first quarter of fiscal year 2016.

The Company's effective tax rate for the quarter was 33.5% in comparison to 31.7% for the first quarter of fiscal year 2016.

On a U.S. Dollar basis, and using the June 30, 2016 exchange rate of R14.7838 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $2.2 million, or 7 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R17.3 million ($1.2 million), compared to R23.7 million ($1.6 million) for the first quarter of fiscal year 2016 and excludes a net foreign exchange gain of R19.9 million ($1.3 million). During the first quarter of fiscal year 2016, a net foreign exchange gain of R11.0 million ($0.7 million) was recorded. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 2 South African cents, compared to 3 South African cents in the first quarter of fiscal year 2016.

On a U.S. Dollar basis, and using the June 30, 2016 exchange rate of R14.7838 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $1.2 million, or 4 U.S. cents per diluted ADS.

Statement of financial position and cash flow: At June 30, 2016, the Company had R845.8 million ($57.2 million) of cash and cash equivalents, compared to R877.1 million ($59.3 million) in the fourth quarter of fiscal year 2016. The Company generated R28.1 million ($1.9 million) in net cash from operating activities for the three months ended June 30, 2016 and invested R62.2 million ($4.2 million) in capital expenditures during the quarter, leading to negative free cash flow, a non-IFRS measure, of R34.1 million ($2.3 million) for the first quarter of fiscal year 2017, compared with negative free cash flow of R3.1 million ($0.2 million) for the first quarter of fiscal year 2016.

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this press release.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R13.8913 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of August 1, 2016.

Based on information as of today, August 4, 2016, the Company is issuing the following financial guidance for the full 2017 fiscal year:

  Subscription revenue - R1,311 million to R1,330 million ($94.4 million to $95.7 million), which would represent subscription revenue growth of 13.2% to 14.8% compared to fiscal year 2016.
  Total revenue - R1,575 million to R1,606 million ($113.4 million to $115.6 million), which would represent revenue growth of 7.5% to 9.6% compared to fiscal year 2016.
  Adjusted EBITDA - R317 million to R337 million ($22.8 million to $24.3 million), which would represent an increase in Adjusted EBITDA of 14.4% to 21.6% compared to fiscal year 2016.
  Adjusted earnings per diluted ordinary share of 11.3 to 13.1 South African cents based on 765 million diluted ordinary shares in issue, and based on an effective tax rate of 29% to 33%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 20 to 24 U.S. cents.
  If the specific repurchase of shares from a related party, as described in Note 11 of the accompanying financial results, is completed in August 2016 as expected, Adjusted earnings per diluted ordinary share guidance for the full fiscal 2017 year is expected to be 13.5 to 15.7 South African cents based on a weighted average of 640 million diluted ordinary shares in issue, and based on an effective tax rate of 29% to 33%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 24 to 28 U.S. cents. This calculation assumes that the expected completion of the specific repurchase of 201 million ordinary shares in August 2016 would reduce the weighted average number of ordinary shares in issue by 125 million for the 2017 fiscal year and does not take into account any other accounting adjustments that may arise from the transaction.

For the second quarter of fiscal year 2017 the Company expects subscription revenue to be in the range of R305 million to R308 million ($22.0 million to $22.2 million) which would represent subscription revenue growth of 7.1% to 8.1% compared to the second quarter of fiscal year 2016.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2017 fiscal year of R15.8000 per $1.00. The results are sensitive to exchange rate fluctuations, particularly volatility in respect of the South African Rand against the U.S. Dollar (R13.8913 per $1.00 per Oanda.com as of August 1, 2016) and the British Pound (R18.3572 per GBP 1.00 per Oanda.com as of August 1, 2016). If these current exchange rates continue throughout the remainder of the fiscal 2017 year, the Total revenue and Subscription revenue for the full 2017 fiscal year could decline by approximately R45.0 million and R30.0 million respectively.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on August 4, 2016 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-576-4387 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-457-2085 (outside of the United States). The conference ID is 5639447.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 5639447.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the second quarter and full year of fiscal year 2017, our position to execute on our growth strategy, our specific repurchase of shares from a related party, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2016, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed Adjusted EBITDA within this press release. Adjusted EBITDA is a non-IFRS financial measure; it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to profit for the period as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, certain non-recurring initial public offering ("IPO") costs, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because it is a key measure that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and our other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

August 4, 2016

JSE sponsor

Java Capital

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	379,096	344,128	25,643	23,277
Cost of sales	(123,319)	(102,246)	(8,341)	(6,916)
Gross profit	255,777	241,882	17,302	16,361
Other income/(expenses) - net	459	(598)	31	(40)
Operating expenses	(233,366)	(208,717)	(15,786)	(14,118)
-Sales and marketing	(48,530)	(46,581)	(3,283)	(3,151)
-Administration and other charges	(184,836)	(162,136)	(12,503)	(10,967)
Operating profit	22,870	32,567	1,547	2,203
Finance income/(costs) - net	25,115	12,957	1,699	876
-Finance income	25,401	13,311	1,718	900
-Finance costs	(286)	(354)	(19)	(24)
Profit before taxation	47,985	45,524	3,246	3,079
Taxation	(16,065)	(14,453)	(1,087)	(978)
Profit for the period	31,920	31,071	2,159	2,101

Attributable to:
Owners of the parent	31,925	31,238	2,159	2,112
Non-controlling interests	(5)	(167)	*	(11)
	31,920	31,071	2,159	2,101
*	Amounts less than $1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	South African Rand		United States Dollar
	June 30,	March 31,	June 30,	March 31,
Figures are in thousands unless otherwise stated	2016	2016	2016	2016
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	253,393	235,584	17,140	15,935
Intangible assets	846,797	846,851	57,279	57,282
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	116	167	8	11
Deferred tax assets	33,020	30,005	2,234	2,030
Total non-current assets	1,133,326	1,112,607	76,661	75,258

Current assets
Inventory	69,134	64,489	4,676	4,362
Trade and other receivables	301,100	293,045	20,367	19,822
Finance lease receivable	573	984	39	67
Taxation	10,141	8,886	686	601
Restricted cash	21,744	21,134	1,471	1,430
Cash and cash equivalents	845,804	877,136	57,212	59,331
Total current assets	1,248,496	1,265,674	84,451	85,613

Total assets	2,381,822	2,378,281	161,112	160,871

EQUITY
Stated capital	1,325,484	1,320,955	89,658	89,352
Other reserves	62,304	74,262	4,214	5,023
Retained earnings	542,780	526,082	36,715	35,585
Equity attributable to owners of the parent	1,930,568	1,921,299	130,587	129,960
Non-controlling interest	(1,658)	(1,491)	(112)	(101)
Total equity	1,928,910	1,919,808	130,475	129,859

LIABILITIES
Non-current liabilities
Deferred tax liabilities	125,934	120,981	8,518	8,183
Provisions	3,622	3,514	245	238
Total non-current liabilities	129,556	124,495	8,763	8,421

Current liabilities
Trade and other payables	269,343	282,647	18,220	19,118
Borrowings	741	1,103	50	75
Taxation	13,776	2,795	932	189
Provisions	25,809	31,059	1,746	2,101
Share-based payment liability	1,064	—	72	—
Bank overdraft	12,623	16,374	854	1,108
Total current liabilities	323,356	333,978	21,874	22,591

Total liabilities	452,912	458,473	30,637	31,012

Total equity and liabilities	2,381,822	2,378,281	161,112	160,871

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	29,073	36,777	1,967	2,488
Net financing income	3,354	1,890	227	128
Taxation paid	(4,326)	(3,476)	(293)	(235)
Net cash generated from operating activities	28,101	35,191	1,901	2,381

Cash flows from investing activities
Capital expenditure	(62,227)	(38,277)	(4,209)	(2,589)
Deferred consideration paid	(362)	(201)	(24)	(14)
Proceeds on sale of property, plant and equipment	—	157	—	11
Contingent consideration paid	—	(18,000)	—	(1,218)
(Increase)/decrease in restricted cash	(1,554)	18,568	(105)	1,256
Net cash used in investing activities	(64,143)	(37,753)	(4,338)	(2,554)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	4,528	—	306	—
Dividends paid to Company's shareholders (Note 8)	(15,212)	—	(1,029)	—
Net cash used in financing activities	(10,684)	—	(723)	—
Net decrease in cash and cash equivalents	(46,726)	(2,562)	(3,160)	(173)
Net cash and cash equivalents at the beginning of the period	860,762	927,415	58,223	62,732
Exchange gains on cash and cash equivalents	19,145	15,324	1,295	1,036
Net cash and cash equivalents at the end of the period	833,181	940,177	56,358	63,595

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands except for subscribers	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	306,174	271,790	20,710	18,384
Adjusted EBITDA	60,449	65,103	4,088	4,404
Cash and cash equivalents	845,804	959,223	57,212	64,883
Net cash (1)	832,440	937,874	56,308	63,439
Capital expenditure incurred	62,830	37,085	4,250	2,508
Total development costs incurred	37,230	27,387	2,518	1,853
Development costs capitalized	19,309	11,533	1,306	780
Development costs expensed within administration and other charges	17,921	15,854	1,212	1,073
Subscribers (number)	577,950	523,344	577,950	523,344

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

Notes to condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statements of financial position, income statements and statements of cash flows included in these financial results have been prepared in accordance with IFRS accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2016. No new or revised accounting pronouncements that became effective during fiscal year 2017 have had a material impact on the Group.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended June 30, 2016 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.7838 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2016. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.04	0.04	#	#
Diluted (R/$)	0.04	0.04	#	#
Earnings per American Depositary Share
Basic (R/$)	1.05	0.99	0.07	0.07
Diluted (R/$)	1.05	0.97	0.07	0.07
Adjusted earnings per share
Basic (R/$)	0.02	0.03	#	#
Diluted (R/$)	0.02	0.03	#	#
Adjusted earnings per American Depositary Share
Basic (R/$)	0.57	0.75	0.04	0.05
Diluted (R/$)	0.57	0.74	0.04	0.05
Ordinary shares ('000)(1)
In issue at June 30	763,088	792,838	763,088	792,838
Weighted average	760,078	792,838	760,078	792,838
Diluted weighted average	763,479	803,709	763,479	803,709
American Depositary Shares ('000)(1)
In issue at June 30	30,524	31,714	30,524	31,714
Weighted average	30,403	31,714	30,403	31,714
Diluted weighted average	30,539	32,148	30,539	32,148
#	Amount less than $0.01
(1)	Excludes 40,000,000 treasury shares held by MIX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group (June 2016: Nil).

4. Reconciliation of Adjusted Earnings
Reconciliation of Adjusted Earnings to Profit for the Period

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	31,925	31,238	2,159	2,112
Net foreign exchange gains	(19,917)	(11,044)	(1,347)	(747)
Income tax effect on net foreign exchange gains	5,256	3,482	356	236
Adjusted earnings attributable to owners of the parent	17,264	23,676	1,168	1,601

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share ($/R)	0.04	0.04	#	#
Net foreign exchange gains	(0.03)	(0.01)	#	#
Income tax effect on net foreign exchange gains	0.01	#	#	#
Basic adjusted earnings per share ($/R)	0.02	0.03	#	#
#	Amount less than R0.01/$0.01

5. Reconciliation of Adjusted EBITDA to Profit for the Period

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	60,449	65,103	4,088	4,404
Add:
Decrease in restructuring cost provision	431	638	29	43
Less:
Depreciation (1)	(20,939)	(16,570)	(1,416)	(1,121)
Amortization (2)	(13,532)	(12,986)	(915)	(878)
Share-based compensation costs	(3,479)	(1,576)	(235)	(107)
Equity-settled share-based compensation costs	(2,415)	(1,576)	(163)	(107)
Cash-settled share-based compensation costs	(1,064)	—	(72)	—
Net loss on sale of property, plant and equipment	(60)	(2)	(4)	*
Transaction costs arising from investigating strategic alternatives	—	(2,040)	—	(138)
Operating profit	22,870	32,567	1,547	2,203
Add: Finance income/(costs) - net	25,115	12,957	1,699	876
Less: Taxation	(16,065)	(14,453)	(1,087)	(978)
Profit for the period	31,920	31,071	2,159	2,101
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).
*	Amounts less than $1,000

During the 2016 fiscal year, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. The amended measure is the profit measure reviewed by the chief operating decision maker ("CODM"). Prior period figures have been restated as follows to reflect this change:

	South African Rand	United States Dollar
	Three months	Three months
	ended	ended
	June 30,	June 30,
Figures are in thousands unless otherwise stated	2015	2015
	Unaudited	Unaudited
Adjusted EBITDA (As previously reported)	65,288	4,416
Net realized foreign exchange gains	(185)	(12)
Adjusted EBITDA (Restated)	65,103	4,404

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin

	Three months	Three months
	ended	ended
	June 30,	June 30,
	2016	2015
		Restated
	Unaudited	Unaudited
Adjusted EBITDA margin	15.9%	18.9%
Add:
Decrease in restructuring cost provision	0.1%	0.2%
Less:
Depreciation	(5.5%)	(4.8%)
Amortization	(3.6%)	(3.7%)
Share-based compensation costs	(0.9%)	(0.5%)
Equity-settled share-based compensation costs	(0.6%)	(0.5%)
Cash-settled share-based compensation costs	(0.3%)	—
Net loss on sale of property, plant and equipment	(0.0%)	(0.0%)
Transaction costs arising from investigating strategic alternatives	—	(0.6%)
Operating profit margin	6.0%	9.5%
Add: Finance income/(costs) - net	6.6%	3.7%
Less: Taxation	(4.2%)	(4.2%)
Profit for the period margin	8.4%	9.0%

7. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2016	2015	2016	2015
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	28,101	35,191	1,901	2,381
Capital expenditure	(62,227)	(38,277)	(4,209)	(2,589)
Free cash flow	(34,126)	(3,086)	(2,308)	(208)

8. Dividend Paid

In respect of the fourth quarter of fiscal year 2016, a dividend of 2 South African cents or 0.1 U.S. cents per share was declared during the period and paid on June 20, 2016. No dividend was paid nor declared during the first quarter of fiscal year 2016.

9. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R52.0 million or $3.5 million. No loss is considered probable under this arrangement.

10. Taxation

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. The process is ongoing. Consequently, at June 30, 2016, MiX International has an uncertain tax position relating to S11D deductions. The Group has considered this uncertain tax position and recognized a tax asset of R9.6 million ($0.6 million) at June 30, 2016. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group may not recover the full tax asset and an additional taxation expense relating to the additional 50% claimed may be incurred.

11. Specific Repurchase of Shares from Related Party

On April 29, 2016, the Company entered into an agreement (the “share repurchase agreement”) with Imperial Holdings Limited (“Imperial Holdings”) and Imperial Corporate Services Proprietary Limited ("Imperial Corporate Services”), a wholly owned subsidiary of Imperial Holdings, which currently holds 25.01% of the Company’s issued share capital, to repurchase all 200,828,260 of the Company’s shares held by Imperial Corporate Services (the “repurchase shares”) at R2.36 ($0.16) per repurchase share, for an aggregate repurchase consideration of R474.0 million or $32.1 million (the “repurchase”). At the general meeting held on August 1, 2016, shareholders of the Company approved the repurchase in terms of the JSE Listings Requirements and the South African Companies Act, No.71 of 2008 ("Companies Act"). The repurchase remains subject to the fulfilment, or waiver, as the case may be, of the following conditions precedent:

  that the resolution authorizing the repurchase is approved by a court by August 31, 2016 in the event that the provisions of section 115(3)(b) of the Companies Act are timeously invoked, provided that this condition precedent will be deemed to have been fulfilled if no court has granted any shareholder who voted against the resolution leave to apply to court for a review of the transaction within 10 business days after the date of the general meeting; and
  that the Company obtains the necessary approvals for the repurchase from the Takeover Regulation Panel (“TRP”) by August 31, 2016.

The Company will make an application to the JSE to delist the repurchase shares acquired by the Company which will again form part of the authorized but unissued share capital of the Company upon repurchase resulting in the Company having 562,259,240 ordinary shares of no par value in issue (excludes 40,000,000 treasury shares held by MiX Investments).

The share repurchase agreement includes a restraint in favor of the Company whereby the Imperial group undertakes not to acquire a business which competes with the Company for a period of two years and non-solicitation undertakings as well as warranties and undertakings which are normal for a transaction of this nature.

In respect of the repurchase shares, Imperial Corporate Services will be entitled to receive any dividend which is declared after April 29, 2016, the record date for which falls prior to the date the repurchase is implemented.

12. Dividend Declared

On August 4, 2016, the Board declared that in respect of the first quarter of fiscal year 2017, which ended on June 30, 2016, a dividend of 2 South African cents (0.1 U.S. cents) per ordinary share to be paid on Monday, August 29, 2016.

The details with respect to the dividends declared for ordinary shareholders are as follows:
Last day to trade cum dividend	Tuesday, August 23, 2016
Securities trade ex dividend	Wednesday, August 24, 2016
Record date	Friday, August 26, 2016
Payment date	Monday, August 29, 2016

Share certificates may not be dematerialized or rematerialized between Wednesday, August 24, 2016 and Friday, August 26, 2016, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 15%;
  there are no Secondary Tax on Companies credits utilized against the dividend;
  the gross local dividend amounts to 2 South African cents per ordinary share;
  the net local dividend amount is 1.7 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 803,087,500 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.
The details with respect to the dividends declared for holders of our ADSs are as follows:
Ex dividend on New York Stock Exchange (NYSE)	Wednesday, August 24, 2016
Record date	Friday, August 26, 2016
Approximate date of currency conversion	Monday, August 29, 2016
Approximate dividend payment date	Monday, August 29, 2016

13. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ending June 30, 2016.

	South African Rand
Figures are in thousands	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2016	2016	2015	2015	2015	2015	2014	2014
Total development costs incurred	37,230	28,693	28,016	31,806	27,387	28,765	22,586	24,771
Development costs capitalized	19,309	12,136	16,308	18,892	11,533	18,621	11,967	11,232
Development costs expensed within administration and other charges	17,921	16,557	11,708	12,914	15,854	10,144	10,619	13,539
	United States Dollar
	Three months ended
	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2016	2016	2015	2015	2015	2015	2014	2014
Total development costs incurred	2,518	1,941	1,895	2,151	1,853	1,946	1,528	1,676
Development costs capitalized	1,306	821	1,103	1,278	780	1,260	809	760
Development costs expensed within administration and other charges	1,212	1,120	792	873	1,073	686	719	916

CONTACT:
Investors:
ICR for MiX Telematics
Sheila Ennis, 1-855-564-9835
ir@mixtelematics.com